July 8, 2024

Eli Kay
Chief Financial Officer
Unique Logistics International, Inc.
154-09 146th Ave.
Jamaica, NY 11434

        Re: Unique Logistics International, Inc.
            Amendment No. 1 to Form 8-K filed May 5, 2023
            Response dated February 23, 2024
            File No. 000-50612
Dear Eli Kay:

       We have reviewed your February 23, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1, 2024 letter.

Amendment No. 1 to Form 8-K Filed on May 5, 2023
Item 9.01. Financial Statements and Exhibits

1. In your response to prior comment 5 in our letter dated January 5, 2024, you stated that
        "We acknowledge the Staff   s comment and are considering what the
Company needs to
        do to obtain compliant audits. We will follow up with you and/or amend the Form 8-K
        pursuant to the Staff   s comment at a later date." Please obtain and
file revised audit
        reports and financial statements of the applicable ULHK entities that have been audited in accordance with US GAAS or PCAOB standards or tell us why you are unable to comply with Rule 8-04 of Regulation S-X.
2.      In your response to prior comment 2, you stated that    As to the
second bullet point of our
        prior response, we acknowledge that reconciliations to U.S. GAAP or IFRS for the above-
        cited ULHK Entities were inadvertently omitted from the Company   s
Form 8-K/A filed
        with the Commission on May 5, 2023. The Company will file a second amendment to the original Form 8-K, which will include amended versions of the above-referenced exhibits
 July 8, 2024
Page 2

       that include the required reconciliations, at a later date.    Please
tell us when you will file
       an amendment with the appropriate reconciliations or tell us why you are unable to address the prior comment.
       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation